Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and nine months ended September 30, 2013 and 2012

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents	$88,809	$188,958
Short-term investments	492	26,902
Accounts receivable (note 4)	48,008	44,189
Inventories (note 5)	52,682	44,946
Prepaid expenses	7,493	6,641
Deferred income tax assets	4,338	7,183
	201,822	318,819

Long-term investments (note 6)	24,452	19,118
Other assets	2,867	1,852
Property, plant and equipment (note 8)	71,329	58,194
Intangible assets (note 9)	40,871	35,215
Goodwill (note 10)	78,667	56,879

	$420,008	$490,077

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11)	$51,611	$48,509
Current portion of deferred revenue	3,660	1,254
Current portion of deferred income tax liabilities	177	65
Current portion of long-term debt (note 12)	17,386	28,566
Current portion of warranty liability (note 13)	4,084	2,072
	76,918	80,466

Warranty liability (note 13)	2,610	4,308
Long-term debt (note 12)	51,729	52,156
Deferred revenue	4,328	5,215
Deferred income tax liabilities	8,986	9,245
Other long-term liabilities	2,749	2,606
	147,320	153,996
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
56,691,912 (2012 - 55,294,091) common shares	768,230	733,385
Other equity instruments	11,803	9,228
Additional paid in capital	7,702	6,384
Accumulated deficit	(525,891)	(429,932)
Accumulated other comprehensive income	10,844	17,016
	272,688	336,081
Subsequent events (note 19)
	$420,008	$490,077

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.

Consolidated Statements of Operations and Comprehensive Loss (unaudited)

(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
		(Restated - note 1)		(Restated - note 1)

Product revenue	$32,943	$28,302	$92,783	$97,906
Parts revenue	3,713	958	6,081	2,300
Service and other revenue	9,872	1,414	12,573	15,494
	46,528	30,674	111,437	115,700

Cost of revenue and expenses:
Cost of product and parts revenue	30,471	22,878	79,028	75,983
Research and development	23,485	16,395	67,816	48,748
General and administrative	12,252	8,706	36,805	28,899
Sales and marketing	7,140	7,532	22,563	21,094
Foreign exchange loss (gain)	1,326	7,380	(5,080)	2,870
Depreciation and amortization	4,281	2,910	11,668	8,124
Bank charges, interest and other	82	157	428	684
	79,037	65,958	213,228	186,402

Loss before undernoted	(32,509)	(35,284)	(101,791)	(70,702)

Income from investments accounted for by the equity method	3,673	4,294	9,969	14,419
Interest on long-term debt and amortization of discount	(1,196)	(1,363)	(3,691)	(4,011)
Interest and other income	103	(58)	436	752

Loss before income taxes	(29,929)	(32,411)	(95,077)	(59,542)

Income tax expense	296	76	882	1,629

Net loss for the periods	$(30,225)	$(32,487)	$(95,959)	$(61,171)

Other comprehensive income (loss)
Cumulative translation adjustment	6,661	10,747	(6,172)	3,841

Comprehensive loss	$(23,564)	$(21,740)	$(102,131)	$(57,330)

Loss per share:
Basic and diluted	$(0.53)	$(0.59)	$(1.72)	$(1.14)

Weighted average common shares outstanding:
Basic and diluted	56,787,233	55,148,725	55,881,884	53,663,522

See accompanying notes to consolidated financial statements.

3

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Nine months ended September 30, 2013 and September 30, 2012 (unaudited)

	Common shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$152,590

Issue of common shares on exercise of stock options	81,327	1,366	-	(479)	-	-	887
Issue of common shares on exercise of performance share units	132,766	2,071	(2,071)	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	273,556
Share issue costs	-	(8,126)	-	-	-	-	(8,126)
Stock-based compensation	-	-	4,810	1,165	-	-	5,975
Net loss for the period	-	-	-	-	(28,684)	-	(28,684)
Other comprehensive loss	-	-	-	-	-	(6,906)	(6,906)

Balance, June 30, 2012 (Restated - note 1)	54,994,694	$728,733	$8,851	$5,185	$(359,842)	$6,365	$389,292

Issue of common shares on exercise of stock options	6,862	82	-	(28)	-	-	54
Issue of common shares on exercise of performance share units	286,680	4,507	(4,507)	-	-	-	-
Stock-based compensation	-	-	2,236	629	-	-	2,865
Net loss for the period	-	-	-	-	(32,487)	-	(32,487)
Other comprehensive income	-	-	-	-	-	10,747	10,747

Balance, September 30, 2012 (Restated - note 1)	55,288,236	$733,322	$6,580	$5,786	$(392,329)	$17,112	$370,471

Balance, December 31, 2012	55,294,091	$733,385	$9,228	$6,384	$(429,932)	$17,016	$336,081

Issue of common shares on exercise of stock options	83,962	731	-	(267)	-	-	464
Issue of common shares on exercise of performance share units	287,500	6,138	(6,138)	-	-	-	-
Issue of common shares in connection with acquisition (note 3)	718,485	24,091	-	-	-	-	24,091
Acquisition to be settled by issuance of common shares (note 3)	-	-	3,285	-	-	-	3,285
Stock-based compensation	-	-	5,694	1,120	-	-	6,814
Net loss for the period	-	-	-	-	(65,734)	-	(65,734)
Other comprehensive loss	-	-	-	-	-	(12,833)	(12,833)

Balance, June 30, 2013	56,384,038	$764,345	$12,069	$7,237	$(495,666)	$4,183	$292,168

Issue of common shares on exercise of stock options	25,979	405	-	(136)	-	-	269
Issue of common shares on exercise of performance share units	281,895	3,525	(3,525)	-	-	-	-
Share issue costs	-	(45)	-	-	-	-	(45)
Stock-based compensation	-	-	3,259	601	-	-	3,860
Net loss for the period	-	-	-	-	(30,225)	-	(30,225)
Other comprehensive income	-	-	-	-	-	6,661	6,661

Balance, September 30, 2013	56,691,912	$768,230	$11,803	$7,702	$(525,891)	$10,844	$272,688

See accompanying notes to consolidated financial statements.

4

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
		(Restated - note 1)		(Restated - note 1)
Cash flows from operating activities:
Loss for the period	$(30,225)	$(32,487)	$(95,959)	$(61,171)
Items not involving cash:
Depreciation and amortization	4,281	2,910	11,668	8,124
Stock-based compensation expense	3,638	2,924	11,103	9,217
Unrealized foreign exchange loss (gain)	1,326	7,380	(5,080)	2,870
Deferred income tax (recovery) expense	(166)	92	(327)	709
Income from investments accounted for by the equity method	(3,673)	(4,294)	(9,969)	(14,419)
Accretion of long-term debt	410	222	1,323	737
Other	(12)	83	(37)	275
Changes in non-cash operating working capital:
Accounts receivable	(2,157)	18,580	(4,484)	13,629
Inventories	2,230	427	(2,054)	(8,864)
Prepaid expenses	(449)	290	(793)	(3,524)
Accounts payable and accrued liabilities	(9,653)	(3,369)	(5,892)	(3,267)
Deferred revenue	888	1,934	1,672	3,934
Warranty liability	(194)	1,021	(81)	2,679
	(33,756)	(4,287)	(98,910)	(49,071)
Cash flows from investing activities:
Purchase of property, plant and equipment	(6,734)	(6,993)	(21,910)	(20,486)
Purchase of intangible assets	-	-	-	(989)
Sale of short-term investments, net	81	66,078	25,954	(2,681)
Repayment of loan receivable	-	-	-	2,494
Increase loan payable	-	-	-	2,450
Acquisitions, net of acquired cash	-	-	1,178	(1,125)
Dividends received from joint venture	3,345	-	5,569	-
	(3,308)	59,085	10,791	(20,337)
Cash flows from financing activities:
Increase in operating lines of credit	-	-	-	4,245
Repayment of operating lines of credit	-	(233)	(1,807)	(3,118)
Repayment of long-term debt	(9,947)	(321)	(9,947)	(6,725)
Proceeds from stock options exercised	269	54	733	941
Shares issued for cash	-	-	-	273,556
Share issuance costs	(45)	-	(45)	(8,126)
	(9,723)	(500)	(11,066)	260,773

Effect of foreign exchange on cash and cash equivalents	872	(9,741)	(964)	(6,467)

Increase (decrease) in cash and cash equivalents	(45,915)	44,557	(100,149)	184,898

Cash and cash equivalents, beginning of period	134,724	203,626	188,958	63,285

Cash and cash equivalents, end of period	$88,809	$248,183	$88,809	$248,183

Supplementary information:
Interest paid	$1,547	$1,827	$3,115	$3,906
Taxes paid, net of refunds	174	1,262	335	1,432
Non-cash transactions:
Shares issued on exercise of performance share units	3,525	4,507	9,663	6,578
Common Shares issued and to be issued to acquire BAF Technologies, Inc.	-	-	27,376	-

See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2013, and the unaudited consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three months and nine months ended September 30, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2012 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2013 and for all periods presented, have been recorded. The results of operations for the three months and nine months ended September 30, 2013 are not necessarily indicative of the results for the Company’s full year.

We have reclassified certain prior year amounts to conform to the current year’s presentation. See note 18 - Restatement of previously issued financial statements. Refer to note 2 (a) of the annual audited consolidated financial statements for additional information.

In interim financial statements previously filed in 2012, the Company had consolidated Cummins Westport Inc. (“CWI”). The Company subsequently concluded that CWI should be accounted for under the equity method because CWI continues to be a variable interest entity (“VIE”) but there is no primary beneficiary and has, accordingly, restated its consolidated financial statements for the three and nine months periods ended September 30, 2012 to be on a similar basis.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, European Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended:		Average for the nine months ended:
	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Canadian dollar	0.97	1.01	0.98	1.00	0.96	1.01
Australian dollar	0.93	1.04	0.98	1.03	0.92	1.04
Euro	1.35	1.32	1.32	1.28	1.33	1.25
RMB	0.16	0.16	0.16	0.16	0.16	0.16
Swedish Krona	0.16	0.15	0.15	0.15	0.15	0.15

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

(a)	Accounting policies adopted during the period:

Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements.

The new guidance is to be applied retrospectively. These updates were effective for the Company on January 1, 2013. The adoption of the updates did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 purpose is to improve the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.

This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

(b)	New accounting pronouncements:

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This new guidance is to be applied prospectively effective on January 1, 2014. The Company anticipates that the adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc.:

On June 28, 2013 (“the acquisition date”), the Company acquired 100% of the outstanding common shares of BAF Technologies, Inc. (“BAF”) and its subsidiary, ServoTech Engineering, Inc. (ServoTech) from Clean Energy Fuels Corp. (“Clean Energy”). The results of BAF’s consolidated operations have been included in these consolidated financial statements under the On-Road Systems segment since the acquisition date. BAF is a natural gas vehicle business that supports clients with vehicle conversions under Ford’s Qualified Vehicle Modifier (QVM) program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and final prove-out.

Pursuant to the Stock Purchase Agreement, the acquisition will be settled with 816,460 of the Company’s common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares (“Holdback shares”), with a fair value of $3,285, will be issuable to Clean Energy 12 months after the acquisition date. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share). The fair value of the Holdback shares is provisional and is subject to adjustments. The Holdback shares have been recognized in “Other equity instruments”.

Marketing Agreement

As part of the business acquisition, the Company entered into a marketing agreement (Marketing Agreement) with Clean Energy, effective on the acquisition date for a period of two years. The Company is required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement has been accounted for as a separate transaction from the business combination and the Company has provisionally estimated the fair value of these products and services to be to be $2,778. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The excess consideration of the consideration payable of $5,000 and the fair value of the goods and services to be recognized separate from the business combination of $2,222 has been included as purchase consideration for the acquisition of BAF.

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc. (continued):

The following table summarizes the preliminary allocation of the consideration to the fair value of the assets acquired and liabilities assumed at the acquisition date. The Company is in the process of obtaining third-party valuations of the assets acquired and liabilities assumed and therefore, the fair values set forth below represent management’s estimates but are subject to adjustment once the valuations are complete. The Company expects that Inventory, Property, plant and equipment, Intangibles assets, Goodwill and Deferred income tax liabilities may be affected by the valuation and, accordingly, the allocation adopted at September 30, 2013 is provisional pending finalization of the valuations.

Estimated Fair Value
Cash	$1,178
Accounts receivables	1,288
Prepaid expenses	499
Inventory	5,792
Property, plant and equipment	905
Intangible assets	7,700
Other asset	298
Total identifiable assets acquired	17,660

Accounts payable and accrued liabilities	5,505
Deferred income tax liabilities - current	64
Warranty liabilities	582
Total current liabilities	6,151

Deferred income tax liabilities	2,926
Total liabilities assumed	9,077
Net identifiable assets acquired	8,583
Allocation to Goodwill	21,015

Total consideration	$29,598

The Company recognized $23 and $465 of acquisition related costs in “General and Administrative” expense under the Corporate and Technology Investments segment during the three and nine months ended September 30, 2013.

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc. (continued):

Intangible Assets

The provisional fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	Assigned fair value	Weighted average amortization period
Customer relationships	$6,500	8 years
Core technology	160	10 years
Other intangibles	1,040	3 years

Total	$7,700

Inventory

The provisional fair value of $5,792 assigned to inventory was estimated based on assumptions about the selling prices and selling costs associated with the inventory.

Goodwill

Of the total consideration paid, $21,015 has been provisionally allocated to goodwill. While the allocation of goodwill among segments is not complete, the majority of goodwill recognized is expected to be assigned to the On-Road Systems segment. The allocation of purchase price paid to goodwill is subject to adjustment pending receipt of the final valuation from a third party. The goodwill recognized is attributable primarily to securing synergies that are specific to the Company’s business. The goodwill is not deductible for tax purposes.

As at September 30, 2013, the provisional value allocated to goodwill has increased by $4,598 compared to June 30, 2013. Of the increase in the provisional value of goodwill, $2,376 is due to using the acquisition date closing share price to estimate the fair value of the share consideration and $2,222 of the increase is due to assigning the consideration related to the Marketing Agreement in excess of the fair value of the goods and services to be recognized separate from the business combination to goodwill.

Deferred Income taxes

The Company recognized a provisional deferred income tax liability of $2,990 relating to the difference in book and tax bases of acquired assets.

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Acquisition of BAF Technologies, Inc. (continued):

Results of BAF

The revenue and expenses of BAF for the three days, June 28 – June 30, 2013, of the reporting period during which BAF was a part of the Company are immaterial.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012 for the three and nine-month period ended September 30, 2013 and September 30, 2012. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Revenue	$46,528	$35,500	$118,686	$135,944
Net loss	$(30,225)	$(33,834)	$(99,757)	$(61,908)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

4.	Accounts receivable:

	September 30, 2013	December 31, 2012

Customer trade receivable	$44,323	$39,754
Government funding receivable	510	541
Due from joint venture	404	2,127
Other receivables	2,946	1,916
Income tax receivable	272	172
Allowance for doubtful accounts	(447)	(321)

	$48,008	$44,189

5.	Inventories:

	September 30, 2013	December 31, 2012

Purchased parts	$32,630	$25,454
Assembled parts	2,566	4,870
Work-in-process	13,540	7,516
Finished goods	4,825	7,385
Obsolescence provision	(879)	(279)

	$52,682	$44,946

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments:

	September 30, 2013	December 31, 2012

Weichai Westport Inc. (a)	$14,428	$11,275
Cummins Westport Inc. (b)	9,640	7,126
Other equity accounted for investees	384	717

	$24,452	$19,118

(a)	Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three and nine months ended September 30, 2013, the Company recognized income of $1,270 (2012 - $675) and $3,620 (2012 - $2,341) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	September 30, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$3,051	$1,145
Accounts receivable	94,253	21,512
Inventory	72,716	55,109
Other current assets	1,442	1,053
Long-term assets
Property, plant and equipment	5,080	4,930
Deferred income tax assets	3,300	3,248

Total assets	$179,842	$86,997

Current liabilities:
Accounts payable and accrued liabilities	$143,544	$61,180

Total liabilities	$143,544	$61,180

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Product revenue	$114,622	$58,667	$372,977	$164,685

Cost of revenue and expenses:
Cost of product revenue	105,799	54,062	345,204	144,387
Operating expenses	4,555	2,337	15,605	12,145
	110,354	56,399	360,809	156,532

Income before income taxes	4,268	2,268	12,168	8,153

Income tax expense	640	341	1,825	1,466

Income for the period	$3,628	$1,927	$10,343	$6,687

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments (continued):

(b)	Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and nine months ended September 30, 2013, the Company recognized its share of CWI’s income of $2,490 (2012 - $3,579) and $6,628 (2012 - $11,989) respectively, as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	September 30, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$58,461	$44,371
Accounts receivable	6,555	6,995
Current portion of deferred income tax assets	9,429	7,304
Other current assets	110	225
Long-term assets:
Property, plant and equipment	1,018	873
Deferred income tax assets	16,231	9,786

Total assets	$91,804	$69,554

Current liabilities:
Current portion of warranty liability	$18,395	$13,317
Current portion of deferred revenue	5,035	3,862
Accounts payable and accrued liabilities	3,623	9,401
	27,053	26,580

Long-term liabilities:
Warranty liability	26,373	17,501
Deferred revenue	17,300	9,968
Other long-term liabilities	1,872	1,312
	45,545	28,781

Total liabilities	$72,598	$55,361

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments (continued):

(b) Cummins Westport Inc. (continued):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Product revenue	$62,597	$36,749	$163,986	$127,996
Parts revenue	14,895	8,720	36,195	27,151
	77,492	45,469	200,181	155,147

Cost of revenue and expenses:
Cost of product and parts revenue	59,833	32,102	149,691	104,694
Research and development	5,576	3,647	17,054	8,002
General and administrative	319	305	895	1,078
Sales and marketing	3,875	2,496	12,656	7,971
Foreign exchange loss	(22)	(9)	3	8
Bank charges, interest and other	122	49	366	216
	69,703	38,590	180,665	121,969

Income before undernoted	7,789	6,879	19,516	33,178

Interest and investment income	10	149	49	416

Income before income taxes	7,799	7,028	19,565	33,594

Income tax expense (recovery)	2,820	(130)	6,311	9,616

Income for the period	$4,979	$7,158	$13,254	$23,978

7.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	As at September 30, 2013		As at December 31, 2012
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$9,640	$9,640	$7,126	$7,126
Accounts receivable	404	404	2,127	2,127

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8.	Property, plant and equipment:

		Accumulated	Net book
September 30, 2013	Cost	depreciation	value

Land and buildings	$542	$70	$472
Computer equipment and software	12,421	8,833	3,588
Furniture and fixtures	4,256	2,234	2,022
Machinery and equipment	100,385	39,904	60,481
Leasehold improvements	15,722	10,956	4,766

	$133,326	$61,997	$71,329

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Land and buildings	$575	$64	$511
Computer equipment and software	11,529	8,140	3,389
Furniture and fixtures	4,032	1,913	2,119
Machinery and equipment	80,667	34,219	46,448
Leasehold improvements	15,602	9,875	5,727

	$112,405	$54,211	$58,194

9.	Intangible assets:

		Accumulated	Net book
September 30, 2013	Cost	amortization	value

Patents and trademarks	$20,675	$2,563	$18,112
Technology	7,341	2,504	4,837
Customer contracts	21,006	4,220	16,786
Other intangibles	1,233	97	1,136

Total	$50,255	$9,384	$40,871

		Accumulated	Net book
December 31, 2012	Cost	amortization	value

Patents and trademarks	$20,192	$1,758	$18,434
Technology	6,961	1,901	5,060
Customer contracts	14,404	2,709	11,695
Other intangibles	44	18	26

Total	$41,601	$6,386	$35,215

10.	Goodwill:

A continuity of goodwill is as follows:

	September 30, 2013	December 31, 2012

Balance, beginning of period:	$56,879	$55,814
Acquisition of BAF Technologies, Inc. (note 3)	21,015	-
Impact of foreign exchange changes	773	1,065

Balance, end of period	$78,667	$56,879

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

11.	Accounts payable and accrued liabilities:

	September 30, 2013	December 31, 2012

Trade accounts payable	$39,476	$37,956
Accrued payroll	8,067	8,539
Accrued interest	129	961
Income taxes payable	929	876
Other payables	3,010	177

	$51,611	$48,509

12.	Long-term debt:

	September 30, 2013	December 31, 2012

Subordinated debenture notes	$34,941	$36,185
Long-term payable	-	9,836
Senior financing	17,520	18,812
Senior revolving financing	13,527	13,185
Other bank financing	1,259	1,171
Capital lease obligations	1,868	1,533
	69,115	80,722

Current portion	(17,386)	(28,566)

	$51,729	$52,156

13.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Balance, beginning of period	$6,721	$6,086	$6,380	$4,401
Warranty assumed on acquisition	-	-	582	-
Warranty claims	(1,134)	(602)	(3,315)	(1,716)
Warranty accruals	1,253	701	2,112	3,509
Change in estimate	-	-	1,200	-
Impact of foreign exchange changes	(146)	(312)	(265)	(321)
Balance, end of period	$6,694	$5,873	$6,694	$5,873

Less: Current portion	(4,084)	(1,271)	(4,084)	(2,141)

Long-term portion	$2,610	$4,602	$2,610	$3,732

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the nine months ended September 30, 2013 and 2012 are presented as follows:

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	(CDN $)	shares	(CDN $)

Outstanding , beginning of period	996,047	$27.78	328,027	$8.96

Granted	-	-	770,727	33.77
Exercised	(109,941)	6.85	(88,189)	10.75
Cancelled/expired	(41,729)	33.66	(1,663)	31.11

Outstanding, end of period	844,377	$30.23	1,008,902	$27.72

Options exercisable, end of period	324,766	$24.52	231,342	$8.00

During the three and nine months ended September 30, 2013, the Company recognized $343 (2012 - $707) and $1,637 (2012 - $2,015), respectively, in stock-based compensation related to stock options.

No options were granted during the nine months ended September 30, 2013. The fair value of the options granted during the nine months ended September 30, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield – nil%, expected stock price volatility – 47.79%, risk free interest rate – 0.38%, expected life of options – 3 years. The weighted average grant date fair value was $10.97 for options granted for the nine months ended September 30, 2012.

As at September 30, 2013, $3,195 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.27 years.

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of September 30, 2013 and 2012 are as follows:

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
		Weighted		Weighted
		average grant		average grant
	Number of	date fair value	Number of	date fair value
	units	(CDN $)	units	(CDN $)

Outstanding, beginning of period	1,095,094	$20.68	1,250,917	$18.04
Granted	583,148	31.70	185,705	35.99
Exercised	(416,017)	23.95	(336,228)	19.34
Cancelled/expired	(113,721)	25.39	-	-

Outstanding, end of period	1,148,504	$24.56	1,100,394	$20.67

Units outstanding and exercisable, end of period	229,234	$11.16	262,615	$8.86

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
		Weighted		Weighted
		average grant		average grant
	Number of	date fair value	Number of	date fair value
	units	(CDN $)	units	(CDN $)

Unvested, beginning of period	832,479	$24.41	973,986	$20.90
Granted	583,148	31.70	185,705	35.99
Vested	(382,636)	26.82	(321,912)	20.57
Cancelled	(113,721)	25.39	-	-

Unvested, end of period	919,270	$27.91	837,779	$24.37

During the three and nine months ended September 30, 2013, the Company recognized $3,295 (2012 - $2,217) and $9,466 (2012 - $7,202), respectively, of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at September 30, 2013, $18,525 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.97 years.

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Of the Units granted during the nine months ended September 30, 2013, 290,571 Units were subject to market and service conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield – nil% (2012 – nil%); expected stock price volatility – 56.47% (2012 – 55.95%); and risk free interest rate – 1.15% (2012 – 0.93%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. For the PSUs granted after January 1, 2013 (“2013 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout percentages based on revenue growth range from 0% to 200%. For the 2013 LTI Units, 100% of these PSUs vest after three years from the date of the grant.

For the PSUs granted during the nine months ended September 30, 2012 (“2012 LTI”), payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013.

For the PSUs granted prior to January 1, 2012 (“LTI Plan”), payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.

For the 2012 LTI and the LTI Plan, one-half of these PSUs vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

During the three and nine months ended September 30, 2013, 153,378 PSU’s were exercised with a payout factor of 200% (2012 – 83,218).

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at September 30, 2013 is as follows:

September 30, 2013
CDN$

Stock options:
Outstanding	$1,891
Exercisable	1,891
Exercised	2,628

Share units:
Outstanding	$28,632
Exercisable	5,715
Exercised	17,037

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Research and development	$606	$592	$1,592	$1,666
General and administrative	2,587	1,479	8,104	5,037
Sales and marketing	445	853	1,407	2,514

	$3,638	$2,924	$11,103	$9,217

(c)	Loss per share:

All of the stock options and share units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

15.	Segmented information:

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs and markets complete vehicle systems from automotive to trucking applications and industrial systems to Westport’s existing OEM customers;

- New Markets and Off-Road Systems, engineers, designs and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (“HPDI”) technology, and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI, which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2012. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

The Company did not record any intersegment sales or transfers for the three and nine months ended September 30, 2013 and 2012. Comparative periods have been recast to conform to current segment presentation.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Revenue:
Applied Technologies	$20,288	$20,783	$68,786	$71,916
On-Road Systems	17,817	8,477	31,944	28,290
New Markets and Off-Road Systems	-	-	-	-
Corporate and Technology Investments	8,423	1,414	10,707	15,494
CWI	77,492	45,469	200,181	155,147
WWI	114,622	58,667	372,977	164,685
Total segment revenues	238,642	134,810	684,595	435,532
Less: equity investees' revenue	(192,114)	(104,136)	(573,158)	(319,832)
Total consolidated revenues	$46,528	$30,674	$111,437	$115,700

Net consolidated operating income (loss) excluding depreciation and amortization, foreign exchange loss (gain), bank charges and other:
Applied Technologies	$1,627	$1,844	$5,668	$9,406
On-Road Systems	(7,878)	(7,784)	(26,362)	(28,780)
New Markets and Off-Road Systems	(4,665)	(3,953)	(10,927)	(8,705)
Corporate and Technology Investments	(15,904)	(14,944)	(63,154)	(30,945)
CWI	7,889	6,919	19,885	33,402
WWI	4,268	2,268	12,168	8,153
Total segment operating loss	(14,663)	(15,650)	(62,722)	(17,469)
Less: equity investees’ operating income	(12,157)	(9,187)	(32,053)	(41,555)
Net consolidated operating loss excluding depreciation and amortization, foreign exchange (gain) loss, bank charges and other:	(26,820)	(24,837)	(94,775)	(59,024)

Depreciation and amortization:
Applied Technologies	1,948	1,937	5,802	5,885
On-Road Systems	817	307	2,138	571
New Markets and Off-Road Systems	297	2	297	2
Corporate and Technology Investments	1,219	664	3,431	1,666
	4,281	2,910	11,668	8,124

Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(31,101)	(27,747)	(106,443)	(67,148)

Foreign exchange (gain) loss, bank charges and other	1,408	7,537	(4,652)	3,554

Loss before undernoted	(32,509)	(35,284)	(101,791)	(70,702)

Interest on long-term debt and other income (expenses), net	(1,093)	(1,421)	(3,255)	(3,259)
Income from investment accounted for by the equity method	3,673	4,294	9,969	14,419

Loss before income taxes	$(29,929)	$(32,411)	$(95,077)	$(59,542)

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$1,490	$376	$3,452	$1,390
On-Road Systems	3,461	3,213	12,948	6,817
New Markets and Off-Road Systems	115	123	349	123
Corporate and Technology Investments	1,668	3,281	5,161	13,145

	$6,734	$6,993	$21,910	$21,475

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Americas (including United States)	50	44	37	40
Asia (including China)	6	13	11	11
Other (including Italy)	44	43	52	49

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at September 30, 2013, total goodwill of $ 52,906 (December 31, 2012 - $51,711) was allocated to Applied Technologies and $ 25,761 (December 31, 2012 - $5,168) to On-Road Systems reporting segments.

As at September 30, 2013, total long-term investments of $24,215 (December 31, 2012 - $18,544) was allocated to the Corporate and Technology Investments segment and $237 (December 31, 2012 - $574) was allocated to the Applied Technologies segment. Total assets are allocated as follows:

	September 30, 2013	December 31, 2012

Applied Technologies	$175,116	$161,206
On-Road Systems	115,493	85,401
New Markets and Off-Road Systems	4,768	6,556
Corporate and Technology Investments and unallocated assets	124,631	236,914
CWI	91,804	69,554
WWI	179,842	86,997
	691,654	646,628
Less: equity investees’ total assets	271,646	156,551

Total consolidated assets	$420,008	$490,077

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	September 30, 2013	December 31, 2012

Italy	$98,122	$99,099
Canada	33,733	29,707
United States	50,049	12,440
Sweden	7,083	7,720
China	6,651	6,524
Australia	1,327	601
	$196,965	$156,091
Less: equity investees’ long-lived assets	6,098	5,803

	$190,867	$150,288

16.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at September 30, 2013, net amounts due from CWI totaled $404 (December 31, 2012 - $2,127). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three and nine months ended September 30, 2013 and September 30, 2012, cost reimbursements from CWI consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Research and development	$75	$97	$182	$213
General and administrative	380	1,966	1,201	2,462
Sales and marketing	830	637	3,230	2,717

	$1,285	$2,700	$4,613	$5,392

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

17.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investments represent our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.	Fair value of financial instruments (continued):

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 12) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 12) approximates its fair value as at September 30, 2013, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.2% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at September 30, 2013 and December 31, 2012, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements:

The following tables present the impact to the previously issued financial statements for the three and nine months ended September 30, 2012. As previously reported column below represent amounts as reported in the Company’s September 30, 2012 consolidated financial statements filed on or about November 8, 2012.

Effect on Consolidated Statement of Operations	For the three months ended September 30, 2012
	As previously		(Restated -
	reported	Correction	note 1)

Product revenue	$65,051	$(36,749)	$28,302
Parts revenue	9,678	(8,720)	958
Service and other revenue	1,414	-	1,414
	76,143	(45,469)	30,674

Cost of revenue and expenses:
Cost of product and parts revenue	54,980	(32,102)	22,878
Research and development	20,042	(3,647)	16,395
General and administrative	9,011	(305)	8,706
Sales and marketing	10,028	(2,496)	7,532
Foreign exchange gain	7,371	9	7,380
Depreciation and amortization	2,964	(54)	2,910
Bank charges, interest and other	152	5	157
	104,548	(38,590)	65,958

Loss before undernoted	(28,405)	(6,879)	(35,284)

Income from investment accounted for by the equity method	715	3,579	4,294
Interest on long-term debt and amortization of discount	(1,363)	-	(1,363)
Interest and other income	91	(149)	(58)

Loss before income taxes	(28,962)	(3,449)	(32,411)

Income tax (recovery) expense	(54)	130	76

Net loss for the period	$(28,908)	$(3,579)	$(32,487)

Net income (loss) attributed to:
Joint venture partners	3,579	(3,579)	-
The Company	(32,487)	-	(32,487)

Loss per share:
Basic and diluted	$(0.59)		$(0.59)

Weighted average common shares outstanding:
Basic and diluted	55,148,725		55,148,725

25

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement Comprehensive (Loss) Income	For the three months ended September 30, 2012
	As previously		(Restated -
	reported	Correction	note 1)

Loss for the period	$(28,908)	$(3,579)	$(32,487)

Other comprehensive income
Cumulative translation adjustment	10,747	-	10,747

Comprehensive loss	$(18,161)	$(3,579)	$(21,740)

Comprehensive income (loss) attributable to:
Joint venture partners	3,579	(3,579)	-
The Company	(21,740)	-	(21,740)

26

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Cash Flow	For the three months ended September 30, 2012
	As previously		(Restated –
	reported	Correction	note 1)

Cash flows from operating activities:
Loss for the period	$(28,908)	$(3,579)	$(32,487)
Items not involving cash:
Depreciation and amortization	2,964	(54)	2,910
Stock-based compensation expense	2,924	-	2,924
Unrealized foreign exchange gain	-	7,380	7,380
Deferred income tax (recovery) expense	(854)	946	92
Income from investment accounted for by the equity method	(715)	(3,579)	(4,294)
Accretion of long-term debt	222	-	222
Other	83	-	83
Changes in non-cash operating working capital:
Accounts receivable	19,047	(467)	18,580
Inventories	427	-	427
Prepaid expenses	227	63	290
Accounts payable and accrued liabilities	(5,018)	1,649	(3,369)
Deferred revenue	2,719	(785)	1,934
Warranty liability	3,271	(2,250)	1,021
	(3,611)	(676)	(4,287)

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,136)	143	(6,993)
Sale of short-term investments, net	57,693	8,385	66,078
	50,557	8,528	59,085

Cash flows from financing activities:
Repayment of operating lines of credit	(233)	-	(233)
Repayment of long-term debt	(321)	-	(321)
Proceeds from stock options exercised	54	-	54
	(500)	-	(500)

Effect of foreign exchange on cash and cash equivalents	(2,361)	(7,380)	(9,741)

Increase in cash and cash equivalents	44,085	472	44,557

Cash and cash equivalents, beginning of period	213,770	(10,144)	203,626

Cash and cash equivalents, end of period	$257,855	$(9,672)	$248,183

27

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Operations	For the nine months ended September 30, 2012
	As previously		(Restated –
	reported	Correction	note 1)

Product revenue	$225,902	$(127,996)	$97,906
Parts revenue	29,451	(27,151)	2,300
Service and other revenue	15,494	-	15,494
	270,847	(155,147)	115,700

Cost of revenue and expenses:
Cost of product and parts revenue	180,677	(104,694)	75,983
Research and development	56,750	(8,002)	48,748
General and administrative	29,977	(1,078)	28,899
Sales and marketing	29,065	(7,971)	21,094
Foreign exchange gain	2,878	(8)	2,870
Depreciation and amortization	8,249	(125)	8,124
Bank charges, interest and other	775	(91)	684
	308,371	(121,969)	186,402

Loss before undernoted	(37,524)	(33,178)	(70,702)

Income from investment accounted for by the equity method	2,430	11,989	14,419
Interest on long-term debt and amortization of discount	(4,011)	-	(4,011)
Interest and other income	1,168	(416)	752

Loss before income taxes	(37,937)	(21,605)	(59,542)

Income tax expense (recovery)	11,245	(9,616)	1,629

Net loss for the period	$(49,182)	$(11,989)	$(61,171)

Net income (loss) attributed to:
Joint venture partners	11,989	(11,989)	-
The Company	(61,171)	-	(61,171)

Loss per share:
Basic and diluted	$(1.14)		$(1.14)

Weighted average common shares outstanding:
Basic and diluted	53,663,522		53,663,522

28

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement Comprehensive (Loss) Income	For the nine months ended September 30, 2012
	As previously		(Restated –
	reported	Correction	note 1)

Loss for the period	$(49,182)	$(11,989)	$(61,171)

Other comprehensive income:
Cumulative translation adjustment	3,841	-	3,841

Comprehensive loss	$(45,341)	$(11,989)	$(57,330)

Comprehensive income (loss) attributable to:
Joint venture partners	11,989	(11,989)	-
The Company	(57,330)	-	(57,330)

29

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Cash Flow	For the nine months ended September 30, 2012
	As previously		(Restated –
	reported	Correction	note 1)

Cash flows from operating activities:
Loss for the period	$(49,182)	$(11,989)	$(61,171)
Items not involving cash:
Depreciation and amortization	8,249	(125)	8,124
Stock-based compensation expense	9,217	-	9,217
Unrealized foreign exchange gain	-	2,870	2,870
Deferred income tax (recovery) expense	(3,730)	4,439	709
Income from investment accounted for by the equity method	(2,430)	(11,989)	(14,419)
Accretion of long-term debt	737	-	737
Other	275	-	275
Changes in non-cash operating working capital:
Accounts receivable	14,537	(908)	13,629
Inventories	(8,864)	-	(8,864)
Prepaid expenses	(3,543)	19	(3,524)
Accounts payable and accrued liabilities	(7,429)	4,162	(3,267)
Deferred revenue	5,746	(1,812)	3,934
Warranty liability	11,009	(8,330)	2,679
	(25,408)	(23,663)	(49,071)

Cash flows from investing activities:
Purchase of property, plant and equipment	(20,686)	200	(20,486)
Purchase of intangible assets	(989)	-	(989)
(Purchase) sale of short-term investments, net	(21,351)	18,670	(2,681)
Advances on loan receivable	(2,554)	2,554	-
Repayment on loan receivable	2,494	-	2,494
Increase in loan payable	-	2,450	2,450
Acquisitions, net of acquired cash	(1,125)	-	(1,125)
	(44,211)	23,874	(20,337)

Cash flows from financing activities:
Increase in operating lines of credit	4,245	-	4,245
Repayment of operating lines of credit	(3,118)	-	(3,118)
Repayment of long-term debt	(6,725)	-	(6,725)
Proceeds from stock options exercised	941	-	941
Shares issued for cash	273,556	-	273,556
Share issuance costs	(8,126)	-	(8,126)
	260,773	-	260,773

Effect of foreign exchange on cash and cash equivalents	(3,597)	(2,870)	(6,467)

Increase in cash and cash equivalents	187,557	(2,659)	184,898

Cash and cash equivalents, beginning of period	70,298	(7,013)	63,285

Cash and cash equivalents, end of period	$257,855	$(9,672)	$248,183

30

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19.	Subsequent events

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 per share for proceeds of $147,500, net of transaction costs of $4,800. As at September 30, 2013, the Company incurred $500 of transaction costs, which have been deferred and included in Other Assets.

31